

February 4, 2014

<u>Via E-mail</u>
Mr. Dana Perry
Chief Financial Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, Texas 76107

> **RE:** **AZZ incorporated**
> **Form 10-K for Fiscal Year Ended February 28, 2013**
> **Filed April 29, 2013**
> **Form 10-Q for Fiscal Quarters Ended May 31, 2013**
> **Filed July 3, 2013**
> **File No. 001-12777**

Dear Mr. Perry:

We have reviewed your response letter and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10Q for Fiscal Quarter Ended May 31, 2013</u>

<u>6. Acquisition, page 12</u>

1. We note your response to Comment 2 from our letter dated January 16, 2014. In light of the significance of your intangible assets, please disclose the estimated useful life by type of intangible asset.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director